Exhibit 3.2

FIRST AMENDMENT

TO

SECOND AMENDED AND RESTATED BYLAWS

OF

ADVANCED DRAINAGE SYSTEMS, INC.

This First Amendment (this “Amendment”) to Second Amended and Restated Bylaws (the “Bylaws”) of Advanced Drainage Systems, Inc., a Delaware corporation (the “Corporation”), is made effective as of the 23rd day of July, 2020, in accordance with the applicable provisions of Article IX of the Bylaws.

1.Section 2.02 of the Bylaws is hereby amended and restated in its entirety and replaced with the following:

Section 2.02. Election of Directors.  Except as provided in Section 2.14 of these Bylaws, at each annual meeting of the stockholders the successors of the Directors whose term expires at that meeting shall be elected. Except as otherwise provided in this Section 2.02, at each meeting of the stockholders for the election of Directors, provided a quorum is present, the nominees who are standing for election as Directors shall be elected by a majority of the votes cast in such election. A majority of the votes cast means that the number of votes cast “for” a nominee’s election must exceed the number of votes cast “against” such nominee’s election. If a nominee who is not an incumbent Director does not receive a majority of the votes cast, the nominee shall not be elected. If an incumbent Director who is standing for re-election does not receive a majority of the votes cast, such Director shall promptly tender his or her resignation to the Board of Directors. The Board of Directors will determine whether to accept or reject the tendered resignation and shall publicly disclose its decision within 90 days from the date of the election. The Director who failed to receive a majority of the votes cast will not participate in such decision of the Board of Directors. If the number of nominees for election as Directors exceeds the number of Directors to be elected, the nominees receiving a plurality of the votes cast in such election shall be elected.

2.Section 9.01(c) of the Bylaws is hereby amended and restated in its entirety and replaced with the following:

(c) at any regular or special meeting of the stockholders upon the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote with respect thereto, voting together as a single class, if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting.

3.All other terms and conditions of the Bylaws shall remain unmodified and of full force and effect.  The Bylaws, as modified by this Amendment, constitute the entire Bylaws of the Corporation.